February 10, 2026

Bo Zhu
Chief Executive Officer
AGM GROUP HOLDINGS, INC.
Unit 2212, 22/F, CC Wu Building
302-308 Hennessy Road
Wanchai, Hong Kong

       Re: AGM GROUP HOLDINGS, INC.
           Registration Statement on Form F-1
           Filed January 29, 2026
           File No. 333-293029
Dear Bo Zhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jasmine Li